CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price1	Amount of Registration Fee
Senior Floating Rate Notes due 2025	$25,000,000	$1,782.50

(1)  The maximum aggregate offering price relates to an additional $25,000,000 of securities offered and sold pursuant to this Amendment No. 1 to Pricing Supplement No. 471 to Registration Statement No. 333-156423.

July 2010 Amendment No. 1 dated August 11, 2010 to Pricing Supplement No. 471 dated July 23, 2010 Registration Statement No. 333-156423 Filed pursuant to Rule 424(b)(2)
I N T E R E S T   R A T E   S T R U C T U R E D   I N V E S T M E N T S

Senior Floating Rate Notes due August 12, 2025
6-Month USD LIBOR Range Accrual Notes

As further described below and subject to our redemption right, for the period from and including the original issue date to but excluding the Maturity Date, interest on the notes, if any, will be payable quarterly at a variable rate equal to 7.00% per annum for each day that 6-Month USD LIBOR is greater than 0.00% and less than or equal to 7.00%.  We have the right to redeem the notes, in whole or in part, on any redemption date, beginning August 12, 2011.

All payments on the notes, including the repayment of principal, are subject to the credit risk of Morgan Stanley.
FINAL TERMS
Issuer:	Morgan Stanley
Aggregate principal amount:	$30,000,000
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Pricing date:	July 23, 2010
Original issue date:	August 12, 2010 (14 business days after the pricing date)
Maturity date:	August 12, 2025
Interest accrual date:	August 12, 2010
Payment at maturity:	The payment at maturity per note will be the stated principal amount plus accrued and unpaid interest, if any.
Interest:
Original issue date to but excluding the maturity date:
(x) 7.00% per annum times (y) N/ACT; where
“N” = the total number of calendar days in the applicable interest payment period on which the reference rate is within the reference rate range (“accrual days”); and
“ACT” = the total number of calendar days in the applicable interest payment period.
If on any calendar day the reference rate is not within the reference rate range, interest will accrue at a rate of 0.00% per annum for that day.

Interest payment period:	Quarterly
Interest payment period end dates:	Unadjusted
Interest payment dates:
Each February 12, May 12, August 12 and November 12, beginning November 12, 2010; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Day-count convention:	Actual/Actual
Redemption percentage at maturity / redemption date:	100% per note redeemed
Redemption:
Beginning August 12, 2011, we have the right to redeem the notes, in whole or in part, on any redemption date and pay to you 100% of the stated principal amount of the notes plus accrued and unpaid interest to but excluding the date of such redemption.  If we decide to redeem some or all of the notes, we will give you notice at least 5 business days before the redemption date specified in the notice.

Redemption dates:	Each February 12, May 12, August 12 and November 12, beginning August 12, 2011
Reference rate:	6-Month USD LIBOR-BBA. Please see “Additional Provisions – Reference rate” below.
Reference rate range:	Greater than 0% and less than or equal to 7.00%
Reference rate cutoff:
The reference rate for any day from and including the fifth New York banking day prior to the related interest payment date for any interest payment period shall be the reference rate as in effect on the London banking day immediately preceding such fifth New York banking day prior to such interest payment date.

Specified currency:	U.S. dollars
CUSIP / ISIN:	61745E3C3 / US61745E3C36
Book-entry or certificated note:	Book-entry
Business day:	New York
Agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly owned subsidiary of Morgan Stanley. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”
Calculation agent:	Morgan Stanley Capital Services Inc.	Trustee: The Bank of New York Mellon

Commissions and Issue Price:	Price to public	Agent’s commissions(1)	Proceeds to Issuer
Per Note	100%	3.00%	97.00%
Total	$30,000,000	$900,000	$29,100,000
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of 3.00% for each note they sell. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.” For additional information, see “Plan of Distribution” in the accompanying prospectus supplement.

The notes involve risks not associated with an investment in ordinary debt securities.  See “Risk Factors” beginning on page 4.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these notes, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below

Prospectus Supplement dated December 23, 2008          Prospectus dated December 23, 2008

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Senior Floating Rate Notes due 2025
6-Month USD LIBOR Range Accrual Notes

The Notes

The notes offered are debt securities of Morgan Stanley.  We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities—Description of Floating Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below.  All payments on the notes are subject to the credit risk of Morgan Stanley.

The stated principal amount and issue price of each note is $1,000. The issue price of the notes includes the agent’s commissions paid with respect to the notes as well as the cost of hedging our obligations under the notes.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  The secondary market price, if any, at which MS & Co. is willing to purchase the notes, is expected to be affected adversely by the inclusion of these commissions and hedging costs in the issue price.  In addition, the secondary market price may be lower due to the costs of unwinding the related hedging transactions at the time of the secondary market transaction.  See “Risk Factors—Market Risk—The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.”

Additional Provisions

Reference rate

“LIBOR Telerate” as defined in the accompanying prospectus in the section called “Description of Debt Securities – Floating Rate Debt Securities” and “– Base Rates” with an index maturity of 6 months and an index currency of US dollars and as displayed on Reuters Page LIBOR01; provided that for the determination of the reference rate on any calendar day, the “interest determination date” shall be that calendar day unless that calendar day is not a London banking day, in which case the reference rate shall be the reference rate on the immediately preceding London banking day; provided further that the reference rate for any day from and including the fifth New York banking day prior to the related interest payment date for any interest payment period shall be the reference rate as in effect on such fifth New York banking day prior to such interest payment date.

New York banking day

New York banking day means any day on which commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York, New York.

Contact Information

Morgan Stanley Smith Barney clients may contact their local Morgan Stanley Smith Barney branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

July 2010	Page 2

Senior Floating Rate Notes due 2025
6-Month USD LIBOR Range Accrual Notes

Hypothetical Examples

The table below presents examples of hypothetical quarterly interest rates that would accrue on the notes based on the total number of calendar days in an interest payment period on which the reference rate is within the reference rate range. The table assumes that the interest payment period contains 90 calendar days and an interest rate of 7.00% per annum.

The example below is for purposes of illustration only and would provide different results if different assumptions were made.  The actual quarterly interest payments will depend on the actual number of calendar days in each interest payment period and the actual reference rate level on each day.  The applicable interest rate for each quarterly interest payment period will be determined on a per-annum basis but will apply only to that interest payment period.  In addition, whether or not you would receive interest at the hypothetical interest rates below would depend on whether or not we determine to exercise our redemption right prior to the interest payment period in which such interest rates would take effect.

N	Hypothetical Interest Rate
0	0.0000%
10	0.7778%
20	1.5556%
25	1.9444%
35	2.7222%
50	3.8889%
75	5.8333%
90	7.0000%

Historical Information

The following graph sets forth the reference rate for the period from January 1, 1995 to August 10, 2010.  The historical performance of the reference rate should not be taken as an indication of its future performance.  We cannot give you any assurance that the reference rate will be within the reference rate range on any day of any interest payment period.  We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification. The bold line in the graph represents the reference rate being equal to 7.00%

Whether you receive any interest payments after August 12, 2011, depends on whether we elect to exercise our redemption right.  It is more likely that we will redeem the notes prior to their stated maturity date to the extent that the level of the reference rate results in an amount of interest payable that is greater than instruments of a comparable maturity and credit rating trading in the market. If the notes are redeemed prior to their stated maturity date, you will receive no further interest payments.  See “Risk Factors—Yield Risk—Early Redemption Risk” on page 4.

July 2010	Page 3

Senior Floating Rate Notes due 2025
6-Month USD LIBOR Range Accrual Notes

Risk Factors

The notes involve risks not associated with an investment in ordinary floating rate notes. An investment in the notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in the reference rate, and other events that are difficult to predict and beyond the issuer’s control.  This section describes the most significant risks relating to the notes. For a complete list of risk factors, please see the accompanying prospectus supplement and the accompanying prospectus.

Yield Risk

▪
If there are no accrual days in any interest payment period, we will not pay any interest on the notes for that interest payment period and the market value of the notes may decrease.  It is also possible that the reference rate will not be within the reference rate range for so many days during any quarterly interest payment period, that the interest payment for that quarterly interest payment period will be less than the amount that would be paid on an ordinary debt security and may be zero.  To the extent that the reference rate remains outside the reference rate range, the market value of the notes may decrease and you may receive substantially less than 100% of the issue price if you wish to sell your notes at such time.

▪
The reference rate for the last five New York banking days of an interest payment period will be the reference rate on the London banking day immediately prior to those five days. Because the reference rate for the last five New York banking days of an interest payment period will be the reference rate on the London banking day immediately prior to those five days, if the reference rate on that London banking day is not within the reference rate range, you will not receive any interest in respect of those five days even if the reference rate as actually calculated on any of those days were to be within the reference rate range.

▪
Early redemption risk.  The issuer retains the option to redeem the notes, in whole or in part, after the stated period of time, with the stated frequency and prior to the defined notice date(s).  It is more likely that the issuer will redeem the notes in whole prior to their stated maturity date to the extent that the reference index level during the term of the notes results in an amount of interest payable that is greater than instruments of a comparable maturity and credit rating trading in the market.  If the notes are redeemed, in whole or in part, prior to their stated maturity date, investors may have to re-invest proceeds in a lower rate environment.

▪
The historical performance of the reference rate is not an indication of future performance. Historical performance of the reference rate should not be taken as an indication of the future performance during the term of the notes.  Changes in the levels of the reference rate will affect the trading price of the notes, but it is impossible to predict whether such levels will rise or fall.

Market Risk

▪
The price at which the notes may be sold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased.  Some of these factors include, but are not limited to: (i) changes in the level of the reference rate, (ii) volatility of the reference rate, (iii) changes in interest rates, (iv) any actual or anticipated changes in our credit ratings or credit spreads, (v) time remaining to maturity.  Primarily, to the extent that the reference rate level remains outside the reference rate range, the market value of the notes may decrease and you may receive substantially less than 100% of the issue price if you wish to sell your notes at such time.

July 2010	Page 4

Senior Floating Rate Notes due 2025
6-Month USD LIBOR Range Accrual Notes

▪
The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude commissions paid with respect to the notes and the costs of hedging our obligations under the notes that are included in the original issue price.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions.  In addition, any secondary market prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

Liquidity Risk

▪
The notes will not be listed on any securities exchange.  The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes. MS & Co. currently intends to act as a market maker for the notes but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes easily, and any redemption by the issuer in part but not in whole may further reduce any liquidity in the notes that may exist at that time. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If at any time MS & Co. were to cease acting as a market maker, it is likely that there would be no secondary market for the notes.

Conflicts of Interest

▪
The issuer, its subsidiaries or affiliates may publish research that could affect the market value of the notes.  They also expect to hedge the issuer’s obligations under the notes.  The issuer or one or more of its affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes.  In addition, the issuer’s subsidiaries expect to hedge the issuer’s obligations under the notes and they may realize a profit from that expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction.

▪
The calculation agent, which is a subsidiary of the issuer, will make determinations with respect to the notes. Any of these determinations made by the calculation agent may adversely affect the payout to investors.

Issuer Risk

▪
Investors are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes.  Investors are dependent on our ability to pay all amounts due on the notes on interest payment dates, redemption dates and at maturity and therefore investors are subject to our credit risk. The notes are not guaranteed by any other entity. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes prior to maturity will be affected by changes in the market's view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

July 2010	Page 5

Senior Floating Rate Notes due 2025
6-Month USD LIBOR Range Accrual Notes

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

We expect to deliver the notes against payment therefor in New York, New York on August 12, 2010, which will be the fourteenth scheduled business day following the date of the pricing of the notes.  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The agent may distribute the notes through Morgan Stanley Smith Barney LLC (“MSSB”), as selected dealer, or other dealers, which may include Morgan Stanley & Co. International plc ("MSIP") and Bank Morgan Stanley AG.  MSSB, MSIP and Bank Morgan Stanley AG are affiliates of Morgan Stanley.  Selected dealers, including MSSB, and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of 3.00% for each note they sell.

MS & Co. is our wholly-owned subsidiary.  MS & Co. will conduct this offering in compliance with the requirements of NASD Rule 2720 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

Tax Considerations

The notes should be treated as “variable rate debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation ― Tax Consequences to U.S. Holders ― Notes ― Floating Rate Notes.”  Both U.S. and non-U.S. holders should read the section of the accompanying prospectus supplement entitled “United States Federal Taxation.”

You should consult your tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Where You Can Find More Information

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates.  You should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC web site at .www.sec.gov.  Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at .www.sec.gov as follows:

Prospectus Supplement dated December 23, 2008
Prospectus dated December 23, 2008

Terms used in this pricing supplement are defined in the prospectus supplement or in the prospectus.  As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to Morgan Stanley.

July 2010	Page 6